Exhibit 99.2

ALCON SUPPLEMENTAL EXECUTIVE

RETIREMENT PLAN

FOR

ALCON HOLDINGS INC.

AND

AFFILIATED ENTITIES

EFFECTIVE JANUARY 1, 2008

ALCON SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
FOR
ALCON HOLDINGS INC.
AND
AFFILIATED COMPANIES

AMENDED AND RESTATED
EFFECTIVE JANUARY 1, 2008

TABLE OF CONTENTS

ARTICLE I: PLAN DESCRIPTION1

ARTICLE II: DEFINITIONS2

ARTICLE III: ASERP BENEFITS12

ARTICLE IV: VESTED BENEFIT EVENTS AND BENEFIT ACCRUAL RULES27

ARTICLE V: CHANGE OF CONTROL BENEFITS28

ARTICLE VI: FORFEITURES AND COVENANTS APPLICABLE TO RECIPIENTS OF ASERP BENEFITS32

ARTICLE VII: AUTHORITY TO ADMINISTER35

ARTICLE VIII: SOURCE OF BENEFITS38

ARTICLE IX: MISCELLANEOUS40

ARTICLE X: SIGNATURE AND ATTESTATION43

THE
ALCON SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
FOR
ALCON HOLDINGS INC.
AND
AFFILIATED COMPANIES
AMENDED AND RESTATED
EFFECTIVE JANUARY 1, 2008

ARTICLE I:  PLAN DESCRIPTION

The Alcon Supplemental Executive Retirement Plan (ASERP) is an unfunded retirement plan with certain death and disability benefits. Participation is limited to a select group of management or highly compensated employees within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ASERP Participants”) of Alcon Holdings Inc. and its related affiliates who adopt the ASERP and agree to pay the amounts necessary to fulfill their obligation for administrative expenses and benefits under ASERP. Pursuant to paragraph 7.01 of the ASERP, the Board of Directors of Alcon Holdings Inc. desires to amend and restate the ASERP, effective as of January 1, 2008, in the form provided herein in order to comply with the requirements of section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

END OF ARTICLE I

ALCON SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

ARTICLE II: DEFINITIONS

For purposes of the ASERP, the following definitions shall apply unless the context requires otherwise:
2.01           “Actuarial Assumptions” means the interest rate, mortality assumptions or any other statistically derived rate or index commonly used by the actuaries for Alcon Holdings Inc. on a consistent basis in determining its accrued liabilities under the ASERP for financial accounting purposes. It is intended that the Moody’s AA Corporate Bond Rate will be the interest rate used for this purpose; however, if GAAP reporting requirements mandate that another interest rate be used to calculate the liabilities under the ASERP, use of such rate will be considered for calculating benefits.

2.02           “Affiliate” shall mean all entities that are in the same controlled group as Alcon Holdings, Inc. under Code sections 414(b) and (c) and with control measured using at least 80% control or ownership.

2.03           “Alcon Affiliated Company” means all entities that are in the same controlled group as  Alcon Holdings, Inc. under Code sections 414(b) and (c).

2.04           “Annual Benefit Accrual Rate” means one point five percent (1.5%).

2.05           “Applicable Penalty Percentage” means the percentage by which an ASERP Participant’s Normal Retirement Benefit will be reduced based upon the ASERP Participant’s age on the date of Separation from Service as determined pursuant to subparagraph 3.01(b)(ii).

2.06           “Arrangement” shall mean the individual agreement between the Company and the Participant with respect to his/her deferred compensation under this Plan.

2.07           “ASERP Benefit(s)” means the Normal Retirement Benefit or Reduced Normal Retirement due an ASERP Participant or Surviving Spouse, as a result of Separation from Service of an ASERP Participant with a Vested Benefit, or an Eligible Employee’s Disability or death while employed by an Alcon Affiliated Company or upon a Change of Control.

2.08           “ASERP Committee” means the Chief Executive Officer and Chief Financial Officer of Alcon Holdings Inc. or any other persons appointed by the Board of Directors of Alcon Holdings Inc. who have been delegated authority to administer this ASERP.

2.09           “ASERP Participant” means an Eligible Employee who has been designated as an ASERP Participant by the ASERP Committee in its sole and absolute discretion. An ASERP Participant shall also mean (i) a retired or terminated employee who continues to be entitled to retirement benefits under the ASERP after Separation from Service and (ii) an individual who was designated as an Eligible Employee but who is no longer designated as such but who has become entitled to a Vested Benefit.

2.10           “Average Annual Compensation” means one-third (1/3) of the ASERP Participant’s aggregate annual base salary in effect the year of such ASERP Participant’s Separation from Service or Disability and for the two (2) years preceding such ASERP Participant’s Separation from Service or Disability and the cash performance bonus paid in each of said three (3) years for which the annual base salary is being determined, if any. For a former Eligible Employee, who loses his eligibility, but has a Vested Benefit at the time he/she is no longer an Eligible Employee, Average Annual Compensation shall be one-third (1/3) of the former Eligible Employee’s aggregate annual base salary applicable and cash performance bonus paid, if any, for the last 3 years as an Eligible Employee.

2.11           “Benefit Percentage” means the ASERP Participant’s accrued benefit (as a percentage of Average Annual Compensation) determined by multiplying Years of Service times the Annual Benefit Accrual Rate in accordance with the provisions of this Plan document after the ASERP Participant has a Vested Benefit. The Benefit Percentage may never exceed twenty (20) times the Annual Benefit Accrual Rate.

2.12           “Designated Beneficiary” shall mean the person designated by the Participant to receive his/her benefit upon the Participant’s death under this Agreement and the Plan on the form specified by the Company.  In the event the Participant does not complete a beneficiary designation form, it shall mean the Participant’s surviving spouse, if the Participant is married.  In the event no beneficiary is designated on the specified form and the Participant is not married on the date of his/her death, the Participant’s benefit shall be paid to the Participant’s Estate and it shall be the Designated Beneficiary.

2.13           “Disability” shall mean the ASERP Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or if the ASERP Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the ASERP Participant’s employer; or a ASERP Participant will be deemed disabled if the ASERP Participant is determined to be totally disabled by the Social Security Administration or Railroad Retirement Board.  A ASERP Participant may be determined to be disabled by a disability insurance program, provided the definition of disability used by such disability insurance program complies with Treasury Regulation § 1.409A-3(i)(4).  This definition excludes:

(a)	any condition incurred as a result of or incidental to a criminal act perpetrated by the ASERP Participant; and

(b)
any condition resulting from excessive use of alcohol, drugs or narcotics or from willful, self-inflicted injury; provided, however, that a condition shall constitute a Disability only if the ASERP Participant incurs such condition prior to the termination of his/her employment with all Alcon Affiliated Companies.

2.14           “Domestic Relations Order” shall mean any judgment, decree, or order (including approval of a property settlement agreement) which (i) relates to the provision of child support, alimony payments, or marital property rights to a spouse, former spouse, child or other dependent of a Participant, and (2) is made pursuant to a State domestic relations law (including a community property law).

2.15           “Early Retirement Age” means age fifty-five (55).

2.16           “Eligible Employee” means an individual employed by an Alcon Affiliated Company who is determined by the ASERP Committee to (a) be a United States based key management employee, (b) possesses a job determined to have significant strategic business impact for at least one (1) year at a grade level of 30 or above (or equivalent level position in another job evaluation scheme or system), (c) demonstrate potential for significant expansion of responsibility and position scope in the future, (d) have satisfactory job performance for each of the two (2) previous performance years, and (c) be an employee who is not a participant in the Alcon Pharmaceuticals, Ltd. International Umbrella Plan or any other retirement plan sponsored by an Alcon Affiliated Company determined by the ASERP Committee to be similar to or the equivalent of the ASERP. The ASERP Committee may change an individual’s status on a prospective basis at any time from that of an Eligible Employee to an employee who is not an Eligible Employee.

2.17           “Joint & Survivor Payment Option” means an actuarially reduced payment made to an ASERP Participant for the Participant’s life, with subsequent payment, reduced by fifty percent (50%), made to the Participant’s Surviving Spouse until the death of the Surviving Spouse.

2.18           “Normal Retirement Age” means age sixty-two (62).

2.19           “Normal Retirement Benefit” means an amount equal to the Benefit Percentage times the ASERP Participant’s Average Annual Compensation less the applicable Social Security Offset.

2.20           “NQDC Plan” shall mean any agreement, method or arrangement, including one of the above that applies to one person or individual.  An agreement, method or arrangement may be a plan for this purpose even if it is not an employee benefit plan under section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.  A NQDC Plan includes all arrangements that are recognized in the final regulations issued under Code section 409A as a separate category or type of plan that must be aggregated as a separate type of NQDC Plan in the same manner as such plans are aggregated under Treasury Regulation § 1.409-1(c) and any successor thereto.

2.21           “Reduced Normal Retirement Benefit” means the Normal Retirement Benefit reduced by the Applicable Penalty Percentage as determined pursuant to subparagraph 3.01(b).

2.22           “Separation from Service” shall mean a termination of services provided by a Participant to his Alcon Affiliated Company, whether voluntarily or involuntarily, other than by reason of death or Disability, as determined by the ASERP Committee in accordance with Treas. Reg. §1.409A-1(h).

(a)
a Participant acting as an independent contractor with respect to the Company the date upon which the Participant’s contract under which the Participant provides services to the Company expires (or if there is more than one contract, the date when all of Participant’s contracts with the Company expire) provided such expiration of the Contract(s) is a good fact and complete termination of the contractual relationship.  An expiration is not a good faith Separation from Service if the Company anticipates renewal of the relationship or contract, or if the independent contractor becomes an employee.  Renewal is anticipated if neither the Company, nor the Participant has eliminated the Participant as a potential service provider.  The Participant will be considered to be intended to contract with the Company again if the Company’s contracting is conditioned only on incurring a need for the services or the availability of funds or both.  Furthermore, a Participant who was an independent contractor with respect to the Company shall not be deemed to have Separated from Service until the later of the date that is twelve (12) months and one (1) day after the date the Participant’s last contract with the Company expired and provided that no amount will be payable to the Participant if during such period the Participant provided services to the Company as an independent contractor or an employee.  Treasury Regulation § 1.409A-1(h)(2).

(b)
a Participant who is an employee of the Company shall be Separated from Service with the Company if the employee dies, retires or otherwise terminates employment with the Company.  Notwithstanding the above, a Participant is considered to be continuing to be an employee while the employee is on military leave, sick leave or another bona fide leave of absence if the duration of such leave does not exceed six (6) months, or if longer, the duration of the leave continues as long as the Participant’s rights to reemployment with the Company is provided either by statute or contract.  A leave of absence is bona fide only if there is a reasonable expectation that the Participant will return to perform services for the Company.  If the leave exceeds six (6) months and the Participant does not retain reemployment rights under a contract or a statute, the employment relationship is deemed to terminate on the first date after such six (6) month period.  Notwithstanding the above, where a leave of absence is due to a medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than six (6) months, and causes the Participant to be unable to perform the duties of his position or a substantially similar position, the leave duration may be expanded to twenty-nine (29) months instead of six (6) months.  The termination of a Participant’s employment is determined by the Company based upon the facts and circumstances.

If a Participant continues to be employed (whether as an employee or independent contractor), but the Company and the Participant reasonably anticipated (1) the Participant would not provide further services after a certain date, or (2) that the level of bona fide service provided to the Company would permanently decrease to below 50% of the average level of bona fide services performed over the immediately preceding 36 months (whether as an employee or independent contractor) (or over the full period if the employee had not completed 36 months of service), the Participant will be treated as Separated from Service.  For this purpose, services will be at an annual rate that is less than 50 percent of the services rendered on the average (whether as an employee or independent contractor), during the immediately preceding 36 months of employment (or, if employed a lesser period, for such lesser period) and the annual remuneration for such services is less than 50 percent of the average annual remuneration earned by the Participant during the most recent 36 months of employment (or, if employed for a lesser period, such lesser period).

If the Participant was an employee and continues to provide services after termination of employment as an independent contractor, a Separation from Service will not be deemed to occur if the Participant provides services at an annual rate that is 50 percent or more of the services rendered on the average during the immediately preceding 36 months of employment (or, if employed for a lesser period, over such lesser period) and the annual compensation for such services is 50 percent or more of the annual compensation earned during the most recent 36 months of employment (or, if employed for a lesser period, such lesser period).  Treasury Regulation § 1.409A-1(h)(1).

For purposes of determining whether a Participant has Separated from Service with the Company, all services provided by the Participant to the Company or any entity that qualifies as an Affiliate, if the ownership or control were testing substituting “at least 50%” in every place in which “at least 80%” is used, shall be counted to determine if the Participant has Separated from Service with the Company.

2.23           “Similar Arrangements” shall mean such other arrangements or plans providing nonqualified deferred compensation subject to Code section 409A which, in the event of a violation of such section’s requirements, would be grouped as a plan as such term is defined in Treasury Regulation § 1.409A-1(c).

2.24           “Social Security Offset” means the product of (i) total Years of Service multiplied by two and one-half percent (2.5%) of the ASERP Participant’s annual Social Security benefit. If an ASERP Participant is not eligible to receive Social Security benefits at the time benefits are payable under the ASERP but later becomes entitled to receive Social Security benefits, the amount of the Social Security Offset will be calculated when Social Security benefits begin. Once Social Security benefits have become payable, however, subsequent increases in Social Security benefits shall not cause the amount of the Social Security Offset to be recalculated to reduce the benefits payable under the ASERP. If Social Security benefits are decreased because of a change in dependent status, or if Social Security benefits cease because of a failure to meet Social Security benefit guidelines, the Social Security Offset under the ASERP will be recalculated to reflect those changes assuming entitlement to benefits under this ASERP continues.

2.25           “Specified Employee” shall mean one of the persons determined to be a specified employee for the period during which the relevant Separation from Service occurs in accordance with the Policy Regarding Determination of Specified Employees for Nonqualified Deferred Compensation Plans of Alcon Holdings Inc.

2.26           “Specified Time” shall mean a payment date specified by the reference to a particular calendar date or the specified number of days following occurrence of an objectively determinable event.

2.27           “Surviving Spouse” shall mean --

(a)
in the case of an ASERP Participant who dies while employed by an Alcon Affiliated Company and prior to commencement of an ASERP Benefit, an individual who was the spouse of such ASERP Participant at the time of his/her death,

(b)
in the case of an ASERP Participant who is no longer employed by an Alcon Affiliated Company but has a Vested Benefit that has not yet commenced, an individual who was the spouse of such ASERP Participant both at the time of such ASERP Participant’s termination of employment with the Alcon Affiliated Company and at the time of death; or

(c)
in the case of an ASERP Participant whose ASERP Benefit has commenced or who is receiving Disability benefits, an individual who was the spouse of the ASERP Participant both at the time such ASERP Participant’s ASERP Benefit or Disability benefit commenced, and at the time of the ASERP Participant’s death.

2.28           “Vested Benefit” means that an ASERP Participant has accumulated ten (10) Years of Service, has died or become Disabled while an Eligible Employee and while employed, or that there is a Change of Control as provided in Article V when the ASERP Participant is an Eligible Employee. An ASERP Participant’s Vested Benefit is subject to the forfeiture provisions and limitations set forth in Article VI.

2.29           “Year of Service” means the following period:

(a)	and shall begin with the calendar year in which an ASERP Participant is designated as an Eligible Employee

(b)	and shall include each calendar year in which the individual continues to be designated as an Eligible Employee subsequent to such calendar year of entry, including any periods of Disability;

(c)
and shall end with the calendar year of an Eligible Employee’s Separation from Service, retirement, or death (collectively, the “events”) if the first of the events occurs on or after July 1 of such calendar year; if the first of the events occurs on or before June 30 of such calendar year, then the year shall not constitute a “Year of Service”; and

(d)
shall credit one (1) year for every five (5) years of employment with any Alcon Affiliated Company and/or any entity (incorporated or unincorporated) acquired by an Alcon Affiliated Company. A year of employment shall be 365 days of employment. Years of employment shall be counted from the first day of employment to the day before the first date that an individual is designated as an Eligible Employee. Notwithstanding the foregoing, ASERP Participants who have at least five (5) years of employment with an Alcon Affiliated Company before the first date designated as Eligible Employees shall have years of employment counted from the first day of such employment through the end of the first year of designation as an Eligible Employee.

The maximum number of Years of Service that can be recognized under the ASERP is twenty (20).

END OF ARTICLE II

ALCON SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

ARTICLE III: ASERP BENEFITS
3.01           Benefits.

(a)
Normal Retirement Benefit. ASERP provides a Normal Retirement Benefit to each ASERP Participant who Separates from Service at or after attaining Normal Retirement Age provided such ASERP Participant has a Vested Benefit and does not violate the covenants set forth or otherwise forfeit his Benefit as set forth in Article VI.

(b)
Reduced Normal Retirement Benefit. ASERP provides a Reduced Normal Retirement Benefit to each ASERP Participant who Separates from Service with a Vested Benefit prior to having attained Normal Retirement Age and does not violate the covenants set forth or otherwise forfeit his ASERP Benefit as set forth in Article VI.

(i)
Calculation of Reduced Normal Retirement Benefit. The Reduced Normal Retirement Benefit is calculated by reducing the ASERP Participant’s Average Annual Compensation by the Applicable Penalty Percentage then multiplying such reduced Average Annual Compensation by the ASERP Participant’s Benefit Percentage and reducing such amount by the Social Security Offset.

(ii)	Applicable Penalty Percentage. The Applicable Penalty Percentage is as follows:
(iii)
AGE AT SEPARATION FROM SERVICE (DEATH)	APPLICABLE PENALTY
61	4%
60	8%
59	12%
58	16%
57	20%
56	25%
55 or less	30%

(c)           Death Benefits.

(i)	ASERP provides a death benefit if an Eligible Employee dies prior to Separation from Service and is survived by a Surviving Spouse.

(ii)
A Surviving Spouse’s Reduced Normal Retirement Benefit death benefit shall begin as soon as administratively practicable after the ASERP Participant’s death, but in no event later than sixty (60) days following the date of such Participant’s death. The amount of the deceased ASERP Participant’s benefit shall be determined pursuant to subparagraph 3.01(b).

(d)	Disability Benefits.

(i)
Eligible Employee Approved for Long Term Disability. If an Eligible Employee suffers a Disability while employed by an Alcon Affiliated Company, ASERP Benefits shall begin (A) when the ASERP Participant attains Normal Retirement Age, or (B) if earlier, when benefits payable under an Alcon Affiliated Company’s long term disability plan or program cease. An ASERP Participant who is receiving benefits under an Alcon Affiliated Company’s long term disability plan or program at Normal Retirement Age will have his ASERP Benefits reduced dollar-for-dollar by such long term disability benefits. ASERP Benefits paid before Normal Retirement Age shall be subject to the Applicable Penalty Percentage.

(ii)
ASERP Participant No Longer Disabled. Notwithstanding the foregoing provisions of this paragraph, if the ASERP Participant, subsequent to approval for long term disability coverage under the long term disability plan or program maintained by an Alcon Affiliated Company, is medically certified as no longer Disabled and chooses not to resume employment with an Alcon Affiliated Company such ASERP Participant shall no longer accrue any benefits under the ASERP.  Such ASERP Participant’s Disability benefit under Section 3.01(d) shall cease to be paid effective as of the first day of the first month following the month in which the Participant is certified as no longer Disabled.  The Participant must provide Company with a copy of each medical certification of his status within 14 days of the date of the Participant’s appointment resulting in such certification.

3.02           Cost of Living Adjustment. All ASERP Benefit payments shall be increased by a Cost of Living Adjustment as follows:

(a)
Each January 1, the ASERP Benefit shall be increased by an annual percentage adjustment equal to the greater of (i) one and one-half percent (1.5%) or (ii) any cost-of-living adjustment taking effect on or immediately prior to such January 1 under Section 215(i) of the United States Social Security Act (relating to a cost-of-living increase) for benefits under Title II of such Act (relating to Federal old-age, survivors, and disability insurance benefits). The percentage adjustment shall be compounded annually. Any applicable percentage adjustment shall commence not earlier than the January payment immediately following the commencement of ASERP Benefits.

(b)
Notwithstanding the provisions of the foregoing subparagraph 3.02(a), in the event that other than an annual percentage becomes applicable for purposes of Section 215(i) of the Social Security Act or the cost-of-living adjustment becomes effective on a date other than January 1, the annual percentage adjustment for ASERP Benefit payment purposes shall be redetermined and applied as of the date the adjustment becomes effective for benefits under Title II of the Social Security Act. If more than one rate is applicable for a calendar year, the rates should be combined or averaged, as the case may be, so that compounding occurs not more than annually. However, the annual percentage adjustment may never be less than one and one-half percent (1.5%).

3.03           Payment of Benefit. Unless a lump sum payment is chosen pursuant to subparagraph 3.04(b), ASERP Benefits shall be paid to the ASERP Participant each year in equal semi-monthly installments until and including the month in which such ASERP Participant shall die. Such installments shall commence not later than the first day of the second month after such ASERP Participant Separates from Service with any and all Alcon Affiliated Companies.  Notwithstanding the foregoing, if the ASERP Participant Separates from Service prior to attaining Early Retirement Age, ASERP Benefit payments shall commence the first day of the second month following ASERP Participant’s attainment of Early Retirement Age.  Payments to the Surviving Spouse of a retired or terminated ASERP Participant who has elected the Joint & Survivor payment option shall begin as soon as administratively practicable, but not earlier than the date the ASERP Participant would have attained Early Retirement Age. If an ASERP Participant elects a lump sum payment, the payment shall be made not later than the first day of the second month after such ASERP Participant’s Separation from Service, unless the ASERP Participant’s Separation from Service occurs prior to attaining Early Retirement Age, in which case the lump sum payment shall be made on the first day of the second month following the ASERP Participant’s attainment of Early Retirement Age.

3.04           Benefit Payment Options.
(a)
Election of Form of Benefits.  Each ASERP Participant, when first eligible, may file with the ASERP Committee a written election to designate the form of his ASERP Benefits within 30 days of the date on which the ASERP Participant is first eligible to accrue benefits under this Plan or under any Similar Arrangement maintained by the Company or any Affiliate.  The ASERP Participant may, when first eligible to participate in the ASERP, elect one of the optional forms of benefits within 30 days of the date when first eligible under this Plan or any Similar Arrangement maintained by the Company or any Affiliate.  Such election must be filed with the Committee as provided in Section 8.17.  Such election may be among either of the optional forms provided for in subparagraphs (i) or (iii) below. Each ASERP Participant who first becomes eligible to participate in the ASERP or any Similar Arrangement maintained by the Company or any Affiliate, as determined in accordance with Treas. Reg. §1.409A-2(a)(7)(ii), may elect, no later than 30 days after the Participant first becomes eligible to participate in the ASERP or any Similar Arrangement to receive his ASERP Benefit in a lump sum payment as provided for in subparagraph (ii) below or either of the other optional forms set forth in this Article III, to the extent applicable, provided his participation in the ASERP is the first plan of the type of Similar Arrangements as the ASERP.  If the Participant’s eligibility to participate in the  ASERP is not the first plan of the same type (as defined in Treas. Reg. § 1.409A-1(c)) as the ASERP to which such Participant is eligible based on such plan aggregation rules, then prior to commencing participation in the ASERP, such Participant must elect the form in which he will receive his ASERP Benefit choosing between a lump sum payment or either of the other optional forms set forth in this Article III, to the extent applicable.  Such election must be filed with the Committee as provided in Section 8.17 prior to the date on which he commences employment.

(i)
Normal Form of Payment. The normal form of benefit payment is a single life annuity. That is, the Normal Retirement Benefit or the Reduced Normal Retirement Benefit will be paid for the life of the ASERP Participant.

(ii)
Lump Sum Payment. An ASERP Participant may elect to receive a lump sum payment equal to the present value of the ASERP Participant’s ASERP Benefit.  Payment of the lump sum amount shall be made as of the first date that benefits would be paid under the ASERP pursuant to paragraph 3.03.  The lump sum payment shall be the present value of the actuarial equivalent of the single life annuity otherwise payable under subparagraph 3.04(a)(i), determined using the Actuarial Assumptions.

(iii)
Joint & Survivor Payment. An ASERP Participant who is married at the time of Normal or Early Retirement or Separation from Service may elect within 30 days of the date he/she is first eligible for this Plan to receive his/her ASERP Benefit as a Joint & Survivor Annuity. The Joint & Survivor Annuity shall consist of the actuarial equivalent of an immediate annuity for the life of the ASERP Participant, with a survivor annuity for the life of his/her Surviving Spouse which is equal to fifty percent (50%) of the amount of the payment made to the ASERP Participant during his/her life. The Joint & Survivor Annuity shall be the actuarial equivalent of the single life annuity otherwise payable under subparagraph 3.04(a)(i), determined using the Actuarial Assumptions.

(b)
Change in Election of Form of Benefit.  A Participant may change the form of payment for the ASERP Benefit from the form provided for in subparagraph 3.04(a)(ii) to one of the other forms provided for in subparagraph 3.04(a) or from one of such other forms to the form provided for in subparagraph 3.04(a)(ii) by submitting an election form to the ASERP Committee in accordance with the following criteria:

(i)	The election shall not take effect until at least 12 months after the date on which the election is made;
(ii)
Any new date for payment of ASERP Benefits made as the result of Separation from Service or at a Specified Time shall be 5 years after the date the payment of ASERP Benefits otherwise would have been paid or on which the first amount was scheduled to be paid for such Benefits; and

(iii)	The election must be made at least 12 months prior to the date for payment of ASERP Benefits that would otherwise have been applicable to such Benefits.

For purposes of applying the provisions of this subparagraph 3.04(b), a Participant’s election to change the form of payment for the ASERP Benefit shall not be considered to be made until the date on which the election becomes irrevocable.  Such an election shall become irrevocable no later than the date that is 12 months prior to the date for payment of ASERP Benefits that would otherwise have been applicable to the such Benefits.  Subject to the requirements of this subparagraph 3.04(b), the election form most recently accepted by the ASERP Committee that has become effective shall govern the form of payout of the Participant’s ASERP Benefits.  No election may accelerate the payment of any ASERP Benefit.

The ASERP Committee shall, as of the last day of the month within which the ASERP Participant Separates from Service, certify to the employer the method of payment selected by the ASERP Participant.

3.05           Permitted Payment Delays (Treas. Reg. § 1.409A-2(b)(2)).

(a)
Amounts to be paid as described in Section 3.04 may be deferred beyond their established payment date where the Company reasonably anticipates that the making of the payment will violate Federal securities laws or other applicable laws; provided that the Company makes the payment at the earliest date at which the Company reasonably anticipates that making such payment will not cause such violation.  Treasury Regulation § 1.409A-2(b)(7)(ii).

(b)
Amounts to be paid as described in Section 3.04 may be deferred beyond their established payment date where the Company reasonably anticipates that the Company’s federal income tax deduction with respect to such payment otherwise would be limited or eliminated by application of section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), provided the payment will be paid either during the participant’s first taxable year in which the Company reasonably anticipates, or should reasonably anticipate that if the payment is made in that year, the deduction of such payment will not be barred by application of Code section 162(m), or during the period beginning with the date the Participant Separates from Service and ending on the later of the last day of the taxable year of the Participant in which the Participant Separated from Service on the 15th day of the third month following the Participant’s Separation from Service, and provided further that if there was any scheduled payment to the Participant in a Participant’s taxable year is delayed due to deductibility under Code section 162(m), the delay in payment will constitute a subsequent deferral unless all scheduled payments to such Participant that could be delayed under this section are also delayed.  Treasury Regulation § 1.409A-2(b)(7)(i).

(c)
The payment may be delayed if the making of the payment as of the date specified under the Plan would jeopardize the ability of the Company to continue as a going concern and the payment will be treated as made on the date specified provided it is made during the first taxable year of the Participant in which making the payment would not have such effect on the Company.  Treasury Regulation § 1.409A-3(d).

3.06           Permitted Payment Accelerations.
(a)
Accelerations of Benefits.  No benefit payment time or schedule under this Agreement shall be accelerated.  Neither Participant nor the Company shall have a direct or indirect election or any discretion regarding acceleration of a payment.  The following are the only permitted payment accelerations:

(i)
Domestic Relations Orders.  The time or schedule of payments under this Agreement may be accelerated for a payment to an individual other than the Participant to the extent necessary to fulfill a domestic relations order.  Treasury Regulation § 1.409A-3(j)(4)(ii).

(ii)
Limited Cashouts.  A Participant’s benefit automatically shall be paid, at the Company’s election, in a lump sum (1) the Participant’s entire interest under this Agreement and under all Similar Arrangements that would constitute a nonqualified deferred compensation plan under Treasury Regulation § 1.409A-1(c)(2) are paid, (2) the payment is not greater than the dollar limit on elective deferrals in Code section 402(g)(1)(B), (3) the Participant is provided no election with respect to receipt of the lump sum payment, and (4) the Company documents in writing its exercise of discretion with respect to this payment on or before the date such payment is made.  Such payment shall comply with Treasury Regulation § 1.409A-3(j)(4)(v).

(iii)
Employment Tax Payment.  The time or schedule of payments may be accelerated to the extent necessary to pay the Federal Insurance Contributions Act (FICA) tax imposed under Code sections 3101, 3121(a) and 3121(v)(2), where applicable, on compensation deferred under this Agreement or the Railroad Retirement Act tax under Code section 3201 (the “FICA Amount”).  The time or schedule of payments may be accelerated to pay the federal income tax withholding at the source on wages imposed by Code section 3401 or the corresponding withholding provisions of applicable state, local or foreign tax laws as a result of the payment of the FICA Amount and to pay the additional income tax on wages attributing to the pyramiding of Code section 3401 wages and taxes related to the payment of the FICA Amount.  However, the total payment under this Section 3.06(a)(iii) shall not exceed the aggregate of the FICA Amount and the income tax withholding related to such FICA Amount.  Treasury Regulation § 1.409A-3(j)(4)(vi).

(iv)
409A Failure Income Inclusion.  The time or schedule of payments may be accelerated to provide a payment to the Participant when the arrangement fails to comply with the requirements of Code section 409A and the guidance thereunder; provided such payment shall be limited to the amount the Participant is required to include in his/her income as a result of such failure to comply with Code section 409A and the final regulations thereunder.  Treasury Regulation § 1.409A-3(j)(4)(vii).

(v)
Cancellation of Deferrals Following an Unforeseeable Emergency or Hardship Distribution.  The Participant may cancel his/her deferral election due to an unforeseen emergency or the Participant taking a hardship withdrawal from the 401(k) plan in which he/she participates pursuant to Treasury Regulation § l.401(k)-1(d)(3); provided the deferral election under this Plan is cancelled and not postponed or otherwise delayed, and any later deferral election shall be subject to the regulations governing initial deferral elections under Code section 409A and Treasury Regulation § 1.409A-2(a).  Treasury Regulation § 1.409A-3(j)(4)(viii).

(vi)
Conflicts of Interest.  Payment time or schedule may be accelerated under the Plan to the extent necessary for any Federal officer or employee in the executive branch to comply with any ethics agreement with the Federal government.  Treasury Regulation § 1.409A-3(j)(4)(iii)(A).

The time or schedule of payments under the Plan for a payment under the plan may be accelerated and paid to the extent reasonably necessary to avoid violation of an applicable Federal, state, local or foreign ethics law or conflicts of interest law.  A payment is reasonably necessary to avoid violation of such laws if it is necessary as part of a course of action that results in compliance with such laws and such laws would be violated under such course of action.
(vii)	Termination of Plan. This Plan may be terminated with respect to this Participant if either 1, 2, or 3 below is satisfied:
1.
The Company in its sole discretion and pursuant to the terms of this Arrangement decides to terminate this NQDC Plan within twelve (12) months of a corporate dissolution taxed under Code section 331, or with the approval of the bankruptcy court pursuant to 11 U.S.C. 503(b)(1)(A); provided that the amounts deferred under the NQDC Plan for the Participants are included in the Participants’ gross income by the latest of (or if earlier, the taxable year in which the amount is actually or constructively received):

(a)	the calendar year in which the NQDC Plan termination and liquidation occurred;
(b)	the first calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or
(c)	the first calendar year in which the payment is administratively practicable. Treasury Regulation § 1.409A-3(j)(4)(viv)(A).
2.
The Company may, in its sole discretion, pursuant to an irrevocable action taken by the Company within the thirty (30) days preceding or the twelve (12) months following a change in control (as such phrase is defined in Treasury Regulation § 1.409A-3(i)(5)) terminate and liquidate the NQDC Plan provided this shall only apply to a payment under the Plan if all agreements, programs and other Similar Arrangements sponsored by the Company immediately after the change in control event that are treated as deferred under a single plan under Treasury Regulation § 1.409A-1(c)(2) are terminated and liquidated with respect to each participant that experienced the change in control event so that under the terms of the termination and liquidation all such participants are required to receive all amounts of deferred compensation under the aggregated terminated agreements, programs and other arrangements within twelve (12) months of the date the Company irrevocably took all necessary action to terminate and liquidate such arrangements pursuant to Treasury Regulation § 1.409A-3(j)(4)(ix)(B).  The Company who may take such actions to terminate such NQDC Plans under this Section 3.06(a)(vii) must be the Company that is primarily liable immediately after the Change in Control transaction for payment of the deferred compensation under this Plan.

3.	The Company may, in its sole discretion, pursuant to the terms of this Plan terminate the Plan provided:
(a)	The termination and liquidation of the Plan is not proximate to a downturn in the financial health of the service recipient or Company;
(b)
All Arrangements sponsored by the Company or its Affiliates that would be aggregated with any terminated Arrangement as a NQDC Plan under Treasury Regulation § 1.409A-1(c)(2), if the Participant participated in and had deferrals under all Arrangements, are terminated and liquidated;

(c)
No payments in liquidation of the Plan, other than payments payable under the terms of the Plan if the termination had not occurred, are made within twelve (12) months of the date on which the Company takes all necessary action to irrevocably terminate and liquidate the Plan;

(d)	All payments are made within twenty-four (24) months of the date the Company took all action to irrevocably terminate and liquidate the Plan; and
(e)
The Company does not adopt a new Plan that would be aggregated with any terminated Plan as a NQDC Plan under Treasury Regulation § 1.409A-1(c) if the Participant participated in both Plans at any time within three (3) years immediately following the date the Company took all actions necessary to irrevocably terminate and liquidate the Plan under Treasury Regulation § 1.409A-3(j)(4)(ix)(C).

(viii)
Cancellation of Deferral Elections Due to Disability.  The Participant’s deferral election may be canceled provided the cancellation occurs by the later of the end of the taxable year of the Participant or the 15th day of the third month following the date the Participant suffered a disability.  Such disability for the purposes of a deferral election cancellation shall be deemed to exist if the Participant suffers a physical or mental impairment that results in the Participant being unable to perform the duties of his or her position or any substantially similar position where the impairment is expected to (1) last for a continuous period of not less than six months, or (2) to result in death.  Treasury Regulation § 1.409A-3(j)(xii).

(ix)
Certain Offsets.  The time or schedule of payments may be accelerated under the NQDC Plan to satisfy the debt a Participant owes to the Company, where such debt was incurred in the ordinary course of the service relationship between the parties, the entire amount of the reduction in any of the Participant’s taxable years does not exceed $5,000, and the reduction is made at the same time and in the same amount as the debt otherwise would have been due and collected from the Participant.  Treasury Regulation § 1.409A-3(j)(4)(xiii).

(x)
Bona Fide Disputes as to a Right to a Payment.  If the Company and the Participant have an arm’s-length bona fide dispute as to the Participant’s right to a deferred amount, the Plan may accelerate the time or schedule of payments or the Plan may make a payment as part of the settlement of such dispute.  However, there shall not be any discretion with respect to accelerating any time or schedule of payment other than for purposes of settling an arm’s-length dispute as to the Participant’s right to a payment.  Only payments for which there is a substantial reduction (25 percent or more) in the amount payable shall be deemed to be eligible to be treated as payments under this Section 3.05(b)(x).  Treasury Regulation § 1.409A-3(j)(4)(xiv).

(xi)
Payment of State, Local or Foreign Taxes.  The Plan may accelerate the time and form of payment to reflect the Plan’s payment of state, local or foreign taxes arising out of the Participant’s participation in the Plan, to reflect such tax payments related to amounts deferred under the Plan before such amounts are paid or made available to the Participant.  Such accelerated payments may be made by payment of the withholding taxes on behalf of the Participants in accordance with applicable state, local or foreign laws, including federal income tax withholdings.  However, the total payments accelerated under this Section 3.06(a)(xi) must not exceed the sum of the state, local and foreign tax amounts and the income tax withholding related to such amounts.  Treasury Regulation § 1.409A-3(j)(4)(xi).

3.07           Mandatory Delay of Payments to Specified Employees Upon Separation from Service.  Notwithstanding the other benefit provisions herein, in the event an ASERP Participant is entitled to receive an ASERP Benefit as the result of Separation from Service, no ASERP Benefit shall be paid for six months and two days following the ASERP Participant’s Separation from Service and any payments that would have been paid if this Section was not in effect during such six month period, shall be paid in a single sum on the date that is six months and two days following the Separation from Service.

END OF ARTICLE III

ALCON SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

ARTICLE IV: VESTED BENEFIT EVENTS AND BENEFIT ACCRUAL RULES

[This Article IV was intentionally left blank.]

END OF ARTICLE IV

ALCON SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

ARTICLE V: CHANGE OF CONTROL BENEFITS

5.01           Benefit Upon Change of Control.

(a)
Credited Service. An Eligible Employee who is employed by an Alcon Affiliated Company on the date of a Change of Control shall be deemed to have a Vested Benefit. The Benefit Percentage for such Vested Benefit shall be equal to the product of (i) the ASERP Participant’s Years of Service as of the date of the Change of Control multiplied by (ii) the Annual Benefit Accrual Rate.

(b)	“Change of Control” means the happening of any of the following:

(i)
any “person” including a “group” (as such terms are used in Sections 13(d) and 14(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), but excluding (i) the Company, (ii) any entity controlling, controlled by or under common control with the Company including Nestlé S.A. (Nestlé), (iii) any employee benefit plan of the Company or any such entity, (iv) any entity or group acting to facilitate any initial public offering of the Shares and, (v) with respect to any particular Participant, the Participant and any “group” (as such term is used in Section 13(d)(3) of the Exchange Act) of which such Participant is a member, and (vi) any acquisition of securities directly from the Company is or becomes the “beneficial owner” (as defined in Rule 13(d)(3) under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of either (i) the combined voting power of the Company’s then outstanding securities or (ii) the then outstanding Shares; or

(ii)
the commission of any consolidation or merger of the Company or subsidiary where the shareholders of the Company immediately prior to the consolidation or merger, do not, immediately after the consolidation or merger, beneficially own (as such term is used in Rule 13(d)(3) under the Exchange Act), directly or indirectly, securities representing in the aggregate 51% or more of the combined voting power of the then outstanding voting securities of the corporation issuing cash or securities in the consolidation or merger (or its ultimate parent corporation, if any), except any such transaction with Nestlé or any entity controlled by Nestlé; or

(iii)
any sale, lease, exchange or other transfer (in one transaction or in a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company other than the sale or disposition by the Company of all or substantially all of the Company’s assets either (i) to an entity, at least 51% of the combined voting power of the voting securities of which are beneficially owned by shareholders in substantially the same proportion as their ownership of the Company immediately prior to such sale or (ii) to Nestlé or to an entity controlled by Nestlé, or

(iv)
during any period of two consecutive years commencing on or after January 1, 2002, individuals who, at the beginning of the period, constituted the Board of Directors (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the Board of Directors then in office.

Solely for purposes of this definition the following terms have the meanings set forth below:

a.	“Board of Directors” means, the Board of Directors of Alcon, Inc.

b.
“Company” means, Alcon, Inc., the parent Company of Alcon Holdings Inc., a corporation organized in Switzerland, the shares of which are traded on the New York Stock Exchange (NYSE) under the symbol ACL, its subsidiaries, successors and assigns.

c.	“Shares” means, the registered common stock, CHF 0.20 par value, per share of Alcon, Inc.

(c)
Benefit. Upon a Change of Control an Eligible Employee’s ASERP Benefit shall commence to be paid not earlier than (i) the first day of the second month following the Change of Control~~,~~ and the Participant’s Separation from Service and subject to any delay required by Section 3.07, (ii) the first day of the second month following the ASERP Participant’s attainment of age fifty (50), or (iii) upon Separation from Service with the successor entity, whichever is later, subject to Section 3.07’s required delay, if applicable.  Notwithstanding the above, in the event an ASERP Benefit is payable to an ASERP Participant upon a Separation from Service and the ASERP Participant is determined to be a Specified Employee for the year in which the Separation from Service occurs, then no payments shall be made to such ASERP Participant for six months following the Separation from Service and the first payment shall be made on the date that is six months and two days after the Separation from Service.  If the ASERP Participant’s benefit is payable in a series of payments, the first six months and the seventh month payment shall be paid in one payment on the date that is six months and two days after the Separation from Service.  The provisions of this Article V supersede all other provisions of the ASERP regarding benefit calculation and payment (except that paragraph 3.02 shall continue to apply to all benefit amounts from the date of Change of Control); however, this Article V does not affect ASERP Benefits of ASERP Participants or Surviving Spouses being paid or pending ASERP Benefits of ASERP Participants who separated from service prior to Early Retirement Age and before the Change of Control

(d)
At the time of a Change of Control, the Alcon Affiliated Companies shall establish a grantor trust which shall have its assets located in the United States and contribute to said trust the present value as of the Change of Control of accrued ASERP Benefits (based on the Actuarial Assumptions) for the purpose of holding assets for the payment of ASERP Benefits to Participants. If such trust has been previously established, the Alcon Affiliated Companies shall contribute the amount necessary such that the assets of the trust are not less than the present value as of the Change of Control of accrued ASERP Benefits.

END OF ARTICLE V

ALCON SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

ARTICLE VI: FORFEITURES AND COVENANTS APPLICABLE TO RECIPIENTS OF ASERP BENEFITS

6.01           Limitations and Forfeiture of Right to Benefits.

(a)	If an ASERP Participant’s employment is terminated voluntarily or involuntarily prior to accruing a Vested Benefit, such ASERP Participant forfeits all rights to the benefits provided by ASERP.

(b)	If an ASERP Participant ceased to be an Eligible Employee prior to accruing a Vested Benefit, such ASERP Participant forfeits all rights to benefits provided by ASERP.

(c)
If an ASERP Participant has chosen to participate in the Alcon Pharmaceuticals Ltd. International Umbrella Plan or any other retirement plan sponsored by an Alcon Affiliated Company determined by the ASERP Committee to be similar to or the equivalent of ASERP, such ASERP Participant forfeits all rights to the benefits provided by ASERP.

6.02	Covenants.

(a)
Confidential Information. ASERP Participants will, in the course of performing and fulfilling their duties, have access to and be entrusted with confidential information concerning the present and contemplated activities of, the techniques and modes of business operations evolved and used or to be evolved and used by any Alcon Affiliated Company and their respective customers and clients, which information is not generally known in the industry in which they do business, the disclosure of any of which confidential information to competitors or to other persons would be highly detrimental to the interests of the Alcon Affiliated Companies (the “Confidential Information”). As a condition to receipt of ASERP Benefits, each Participant will not directly or indirectly disclose or make any use of the Confidential Information without the written consent of the Alcon Affiliated Companies for himself or any third parties, and will return the originals and all copies of any documents or other media containing Confidential Information in his possession or under his control to the Alcon Affiliated Companies; provided, however that the Participant shall not be prohibited from using the personal skills and know-how developed by him during the term of his employment, and subject to the provisions of this Article VI, the Participant shall be allowed to pursue a career and earn his livelihood after the termination of his employment, through the use of such general skills and know-how he has obtained (but not any Confidential Information) before and during his employment without the express consent of, or any liability to, the Alcon Affiliated Companies. In the event of any actual or threatened violation of the provisions of this Article VI, the Alcon Affiliated Companies may commence proceedings in any court of competent jurisdiction for, and shall be entitled to obtain, preliminary and permanent injunctive relief or other appropriate equitable remedies (without any bond or other security being required) and an accounting of all profits and benefits arising out of such violation, which rights and remedies shall be in addition to any other rights or remedies to which the Alcon Affiliated Companies may be entitled at law.

(b)
Non-Solicitation. As a condition to receipt of ASERP Benefits, each Participant shall not, without the prior written consent of the Alcon Affiliated Companies, engage in any of the conduct described in subparagraphs (1) and (2) below, either directly or indirectly or in any capacity for any person, firm, partnership, corporation or other entity:

(1)
Directly or indirectly hire, attempt to hire, or assist any other person or entity in hiring or attempting to hire any current employee of the Alcon Affiliated Companies or any person who was such an employee within the 12-month period prior to the termination of the Participant’s employment; or

(2)	Directly or indirectly solicit, divert or take away, in competition with the Alcon Affiliated Companies, the business or patronage of any current customer.

6.03           Covenant Not to Compete. As an ancillary covenant to the terms and conditions set forth above, and in consideration of the access to Confidential Information, and as a condition to receipt of ASERP Benefits, for a period of five (5) years following termination of employment, each Participant will not (without the prior written consent of the Alcon Affiliated Companies) either individually or in partnership or in conjunction with any other person or entity, as principal, agent, shareholder, guarantor, creditor, employee, consultant or in any other manner whatsoever, carry on any business of, or be engaged in, consult or advise, lend money to, guarantee the debts or obligations of, or permit his name or any part thereof to be used by, any person or entity engaged in or concerned with or interested in any business carried on, anywhere in which the Alcon Affiliated Companies carry on their businesses, which competes with the products manufactured and sold or services provided by the Alcon Affiliated Companies (the “Business”). If the Participant violates the Covenant Not To Compete set forth herein, he or she shall forfeit all ASERP Benefits. The ASERP Committee shall make the determination of whether a terminated ASERP Participant’s post-termination activities violate this covenant.

6.04           Forfeiture based on Felony Conviction. If an ASERP Participant who has a Vested Benefit is terminated voluntarily or involuntarily from employment with any Alcon Affiliated Company for reason of activity or conduct which results in a felony conviction or a plea of nolo contendere to a felony, under the law of any jurisdiction, such ASERP Participant shall forfeit all right to benefits under the ASERP at the discretion of the ASERP Committee.

END OF ARTICLE VI

ALCON SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

ARTICLE VII: AUTHORITY TO ADMINISTER

7.01           The Board of Directors of Alcon Holdings Inc. shall have the right, at any time, to amend or terminate the ASERP, except that it may not terminate a Vested Benefit hereunder except as provided in Article VI and no such termination or amount may accelerate any benefit under the ASERP except as provided in Section 3.06 above.  Following a termination of the ASERP, the Participants’ ASERP Benefits shall remain in the ASERP and shall not be distributed until such Benefits become eligible for distribution in accordance with the other applicable provisions of the ASERP. Notwithstanding the preceding sentence, to the extent permitted by Treas. Reg. §1.409A-3(j)(4)(ix), the Board of Directors of Alcon Holdings Inc. may provide that upon termination of the ASERP and termination shall comply with this Plan, or any guidance issued by the Internal Revenue Service providing for alternative manners or methods for terminating a plan subject to section 409A of the Code.

7.02           Neither the ASERP Committee nor any members of the Board of Directors of any Alcon Affiliated Company shall be liable to any person for any action taken or omitted in connection with the administration or interpretation of the ASERP.

7.03           Subject to the limitations herein set forth, the ASERP Committee shall establish from time to time the rules or regulations for the administration of the ASERP and the transaction of its business, provided that no such rule or regulation shall be contrary to the specific provisions of the ASERP. The ASERP Committee has full discretion to interpret the ASERP, to determine whether a claimant is eligible for benefits; to decide the amount, form, and timing of benefits; and to resolve any other matter under the ASERP which is raised by a claimant or identified by the ASERP Committee. The ASERP Committee shall determine all questions arising from or in connection with the provisions of the ASERP and its administration, and any determination so made shall be final, conclusive and binding upon all persons affected thereby.

(a)
Claims under the ASERP by an ASERP Participant or anyone claiming through an ASERP Participant (hereinafter referred to as a “Claimant”) shall be presented to the ASERP Committee in writing, which shall either arrange for payment of the claim or otherwise dispose of it. Upon receipt of a claim, the ASERP Committee shall advise the Claimant that a reply will be forthcoming within ninety (90) days and shall, in fact, deliver such reply within such period. The ASERP Committee may; however, extend the reply period for an additional ninety (90) days for reasonable cause. If the claim is denied in whole or in part, the ASERP Committee shall adopt a written report, using language calculated to be understood by the Claimant, setting forth:

(i)	The specific reason or reasons for such denial;

(ii)	The specific reference to pertinent provisions of the ASERP upon which such denial is based;

(iii)	A description of any additional material or information necessary for the Claimant to clarify his/her claim and an explanation why such material or such information is necessary;

(iv)	Appropriate information as to the steps to be taken if the Claimant wishes to submit the claim for review; and

(v)	The time limits for requesting a review.

(b)
Any person whose claim for benefits has been denied may, within sixty (60) days after receipt of notice of denial, submit a written request for review of the decision denying the claim. In such case, the ASERP Committee shall make a full and fair review of such decision within sixty (60) days after receipt of a request for review and notify the claimant in writing of the review decision, specifying the reasons for such decision. If Claimant does not request a review of the ASERP Committee’s determination within such sixty (60) day period, he/she shall be barred and estopped from challenging the ASERP Committee’s determination.

7.04           Communications to the ASERP Committee shall be addressed to the Chairman of the ASERP Committee, 6201 South Freeway, Fort Worth, Texas 76134. The Secretary of the ASERP Committee is hereby designated as agent for service of legal process with respect to any claims arising under the ASERP.

END OF ARTICLE VII

ALCON SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

ARTICLE VIII: SOURCE OF BENEFITS

8.01           Benefits Payable from General Assets. Benefits payable under the ASERP shall be paid exclusively from the general assets of the Alcon Affiliated Company(ies) which is (or was) the employer of the ASERP Participant, and no person entitled to payment under the ASERP shall have any claim, right, priority, security interest, or other interest in any fund, trust, account, or other asset of the Alcon Affiliated Companies that may be looked to for such payment. The liability for the payment of benefits hereunder shall be evidenced only by the ASERP and by the existence of a book reserve established and maintained by the Alcon Affiliated Companies for purposes of the ASERP.

8.02           Investments to Facilitate Payment of Benefits. Although the Alcon Affiliated Companies are not obligated to invest in any specific asset or fund in order to provide the means for the payment of any liabilities under the ASERP, they may elect to do so. In such event, the Participant shall not have any interest whatever in such asset or fund. Although the Alcon Affiliated Companies may earmark, invest or segregate assets representing its commitment to the Participant under the ASERP, no such action shall give the Participant or any person claiming through him any claim to any such earmarked or segregated account or investment asset at any time or any security for the payment of benefits. All such investments and accounts shall remain the general assets of the Alcon Affiliated Companies. Similarly, no investment earnings, increases or gains realized or unrealized upon any such earmarked or segregated account or investment shall inure to the benefit of the Participant directly or indirectly, but all shall remain the property of the Alcon Affiliated Companies. In addition, benefits payable under the terms of the ASERP shall not be limited or governed in any way by the value or proceeds of any such asset or its earnings. All Participants shall in all events have the status of general unsecured creditors of the Alcon Affiliated Companies, and the ASERP shall constitute a mere unsecured promise to make benefit payments in the future.

To the extent that funds are actually invested, earmarked and/or segregated for the purpose of payment of an Alcon Affiliated Company’s obligations under the ASERP, (1) no trust or secured arrangement shall be deemed to have been created because of such investment, earmarking or segregation, (2) all earnings, gains, losses and expenses experienced on such investments shall remain the property of the Alcon Affiliated Companies and shall have no effect on the Alcon Affiliated Company’s obligations to the Participant, and (3) all such assets or funds shall remain subject to the claims of the Alcon Affiliated Company’s general unsecured creditors.

8.03           Unfunded Plan. It is the intention of the Alcon Affiliated Companies that the ASERP and the benefits provided hereunder be administered as an unfunded pension benefit plan for federal income tax purposes and established and maintained for members of a select group of management or highly compensated employees as described in Sections 201, 301 and 401 of the Employee Retirement Income Security Act of 1974 (“ERISA”). The employers and the Committee shall comply in all respects with the requirements imposed by ERISA upon such plans.

END ARTICLE VIII

ALCON SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

ARTICLE IX:

9.01           The ASERP Participant’s ASERP Benefit granted hereunder or any interest therein is not transferable or assignable and shall not be subject to alienation, encumbrance, garnishment, attachment, execution, or levy of any kind, voluntary or involuntary, except when, where, and if compelled by any applicable law.

9.02           As used in this ASERP, reference to any gender shall include the masculine and feminine genders, and defined terms shall include the singular or plural, as appropriate.

9.03           The obligations of Alcon and/or any Alcon Affiliated Company under the ASERP shall be binding upon its successors and assigns.

9.04           In the event that any provision of the ASERP is determined by any judicial, quasi-judicial, or administrative body to be invalid or unenforceable for any reason, all other provisions of the ASERP shall remain in full force and effect as if such provision had never been a part of the ASERP.

9.05           Nothing herein shall be construed as an offer or commitment by Alcon and/or any Alcon Affiliated Company to continue any ASERP Participant’s employment for any period of time.

9.06           Amounts paid to an ASERP Participant or if the Joint & Survivor Payment Option is elected by the Participant, his/her designated Surviving Spouse under the ASERP shall be net of any taxes or other amounts required to be withheld by the payor under any applicable law, rule, or regulation.

9.07           This writing constitutes the final and complete embodiment of the terms of the ASERP.

9.08.                      Subsequent Elections.  Any such election to delay or change the form, time or schedule of payments may not take effect for at least 12 months after the date on which the election is made.  Any election to defer a payment upon a specified date or specified time or upon a separation from service provided hereunder must be made and provided to the Company more than one (1) year before such payment becomes payable and must defer payment of the amount whose payment is deferred pursuant to such subsequent election.  For any election to defer a payment for a payment upon a Separation from Service or upon a specified  time and not for a payment on account of Disability, death of a Participant, or an Unforeseeable Emergency (i.e., for a payment on Separation from Service or a payment on a specified date), the subsequent election must defer the payment for not less than 5 years from the date such payment would have otherwise been paid and any amount to be paid as an annuity shall be treated as a single payment payable on the date the first amount would have been paid.  The plan must require the election related to the time or form of payment to be made not less than 12 months before the date the payment is scheduled to be paid or the date of the first payment.

9.09           Application and Effective Date.  The provisions of this amended and restated plan apply to all amounts deferred regardless of the date of deferral, and shall be effective as of January 1, 2008.

9.10           Limitation.  Any action to enforce any right under this Agreement or under the Plan must be brought within two (2) years of the date on which a benefit was first payable to the Participant hereunder.

9.11           Liability for Taxes.  The Participant is solely liable for any and all federal, state or local taxes imposed on the benefits hereunder; regardless of whether any amount is payable to the Participant at the time the Participant is subject to taxation on the benefits hereunder.

9.12           Good Faith Compliance.  This amended and restated Plan shall be effective as of January 1, 2008.  This Plan was operated in good faith compliance with the requirements of section 409A of the Code, Notice 2005-1, and Proposed Treasury Regulation sections 1.409A-1 through 3 and 6 for periods from January 1, 2005 through December 31, 2007.  For periods from January 1, 2007 through December 31, 2007, this Plan was operated in good faith compliance with section 409A of the Code, Treasury Regulation sections 1.409A-1 through 3 and 6, and to the extent an issue was not addressed in such authorities, in good faith compliance with Notice 2005-1.

9.13           Election Filing.  All elections must be filed with the Committee.  An election is deemed filed with the Committee on the business date it is received by the Committee, the date it is postmarked by the U.S. Postal Service as mailed to the Committee via first class U.S. mail, priority mail or express mail and is properly addressed, or the date it is received by an overnight courier service and is properly addressed.  Elections must be addressed to the following to be properly addressed: ASERP Committee, 6201 South Freeway, Fort Worth, Texas 76134.

9.14           Construction Consistent with Treasury Regulations.  In applying the terms and conditions of this Program, the following principles shall be applicable:

(a)
Construction of Ambiguities. In construing any ambiguity regarding a matter that bears upon the compliance of this Program with the requirements of Code Section 409A, the Committee shall, to the extent possible, construe such ambiguity in a manner consistent with the requirements Code Section 409A and the final regulations issued thereunder.

END OF ARTICLE IX

ALCON SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

ARTICLE X:

Effective as of the 1st day of January, 2008.

ALCON HOLDINGS INC.

By:/s/ Cary Rayment
Cary Rayment, Chairman of the Board,
Chief Executive Officer and President

Date:12/18/2008

By:/s/ Richard Croarkin
Richard Croarkin, Sr. Vice President,
Finance and Chief Financial Officer

Date:12/18/2008

ATTEST:

/s/ Elaine E. Whitbeck
Elaine E. Whitbeck, Sr. Vice President,
Chief Legal Officer, General Counsel
and Corporate Secretary

ALCON SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN